Exhibit 4

Olympia Explorer and Olympia Voyager to be auctioned

For immediate release

March 10, 2004

PIRAEUS, Greece, March 10 – Royal Olympic Cruises (“ROCL”) (Nasdaq: ROCLF) announced today that the vessels OLYMPIA EXPLORER and OLYMPIA VOYAGER will be sold at judicial auction, on March 24 and March 26 respectively, under process initiated by creditor banks and pursuant to a settlement agreement between ROCL, the owners, and the banks. The owning companies of the ships (subsidiaries of ROCL) had filed for Chapter 11 reorganization in the U.S. Bankruptcy Court in Honolulu, Hawaii, following which the ships were placed under judicial arrest pursuant to the settlement agreement.

The judicial auction of the OLYMPIA EXPLORER is scheduled to take place on March 24 in Long Beach California, and the auction of OLYMPIA VOYAGER will be held on March 26 in Miami, Florida. ROCL does not expect to receive any proceeds from the sales after payment to the creditors.

This announcement is not an official notice of these auction sales, which is being made by advertisements as directed by the relevant court order.

This press release contains forward looking statements. Forward looking statements can be identified in many cases by the use of terms such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “continue,” or other terms. These statements are based on assumptions that are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control and may cause our business activities and results, including the results of any discussion between Royal Olympic and creditors of the debtors, to be materially different from those that are implied by the forward-looking statements.

Although we believe that the expectation expressed in our forward-looking statement are reasonable, we cannot assure you of any further business activity or result.

For further information contact:

James R. Lawrence + 203 550 2621

MTI Network USA